Exhibit 99.1

Medicure Retains Investor Relations Firm Renmark Financial Communications Inc.

NEW INVESTOR SLIDE PRESENTATION AVAILABLE AT WWW.MEDICURE.COM/INVESTORS

WINNIPEG, MB, Dec. 2, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC:MCUJF), a cardiovascular pharmaceutical company, today announces that it has retained the services of Renmark Financial Communications Inc. ("Renmark") to conduct investor relations activities.  Additionally, the Company's website, www.medicure.com/investors, has been updated with a revised investor slide presentation.

"We are pleased to engage Renmark for investor relations activities. In relation to these activities, we have updated the investor presentation available on our website. We look forward to working with Renmark to enhance communication with a wider shareholder base and share the exciting developments at Medicure," stated Dr. Albert Friesen PhD, Chief Executive Officer of the Company and Chair of its Board of Directors.

In consideration of the services to be provided, the fees incurred by Medicure will be cash consideration of $5,000 per month, starting December 1, 2020 and ending on April 30, 2021.

Renmark does not have any interest, directly or indirectly, in Medicure or its securities, or any right or intent to acquire such an interest.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com. For additional information about ZYPITAMAGTM, refer to the full Prescribing Information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/medicure-retains-investor-relations-firm-renmark-financial-communications-inc-301183624.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2020/02/c6691.html

%CIK: 0001133519

For further information: James Kinley: info@medicure.com, Chief Financial Officer, Tel. 888-435-2220, www.medicure.com; Renmark Financial Communications Inc., Daniel Gordon, dgordon@renmarkfinancial.com, Tel: (416) 644-2020 or (212) 812-7680, www.renmarkfinancial.com

CO: Medicure Inc.

CNW 09:00e 02-DEC-20